SP
3-22-04

04003585

[redacted] TES
[redacted] GE COMMISSION
[redacted] ...gton, D.C. 20549

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PROCESSING
SEC MAIL RECEIVED
MAR - 1 2004
SECTION
158
WASH. DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53032

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VCE Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Penn Plaza
(No. and Street)

New York, (City) NY (State) 10121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Russell O. Vernon (212) 292-4880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Trien Rosenberg Rosenberg Weinberg Ciullo & Fazzari LLP
(Name – *if individual, state last, first, middle name*)

177 Madison Avenue, (Address) Morristown, (City) NJ (State) 07962 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SW

OATH OR AFFIRMATION

I, Russell O. Vernon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VCE Capital, Inc., as of December 31, 2003, ~~20~~____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Russell O. Vernon

Signature

President & CEO

Title

Victor Michael Marchioni

Notary Public

VICTOR MICHAEL MARCHIONI
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 11/19/2004

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VCE CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

p:\c87416.5\2003\123103fs

TRIEN ROSENBERG ROSENBERG
WEINBERG CIULLO & FAZZARI LLP

Certified Public Accountants and Business Consultants

177 MADISON AVE. · BOX 1982
MORRISTOWN, NJ 07962-1982
TEL (973) 267-4200
FAX (973) 984-9634
expert@trienrosenberg.com

120 BROADWAY
36TH FLOOR
NEW YORK, NY 10271-0002
TEL (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
VCE Capital, Inc.
2 Penn Plaza, Suite 1500
New York, NY 10121

We have audited the accompanying statement of financial condition of VCE Capital, Inc. as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of VCE Capital, Inc. as of December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Trien Rosenberg Rosenberg Weinberg Ciullo & Fazzari, LLP

New York, New York
February 26, 2004

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

MEMBER THE INTERNATIONAL igaf GROUP OF ACCOUNTING FIRMS

VCE CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$	7,661
Due from parent		1,750
Other		19
Total assets	$	9,430

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accrued expenses	$	-
Stockholder's equity		
Common stock, par value $.01		
Authorized: 3,000 shares		
Issued and outstanding: 1 share		-
Additional paid-in capital		215,813
Accumulated deficit		(206,383)
Total stockholder's equity		9,430
Total liabilities and stockholder's equity	$	9,430

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

VCE Capital, Inc. (the "Company"), a wholly-owned subsidiary of VC Experts, Inc., became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD") on August 20, 2001. As a securities broker-dealer, the Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule.

(b) Revenue Recognition

Transactions for fees, income and expense are recorded on a trade-date basis. Consulting fees are recorded as earned by performance of services.

(c) Preoperating Expenses

In accordance with SOP 98-5, costs representing start-up costs including organization costs have been expensed as incurred.

(d) Income Tax

Deferred income taxes result from significant temporary differences between income for financial reporting purposes and taxable income. These differences arose principally from the deferral of preoperating expenses as required by the Internal Revenue Code. Provision is made for taxes currently due. The Company intends to file a tax return separate from its parent.

(e) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note 2 - Certain Stock Purchase Agreements and Subsequent Event

As of November 1, 2003, two members of management agreed to purchase newly issued shares of common stock for total consideration of $80. Upon approval of this transaction by the NASD, the two managers will control 80% of the issued and outstanding common stock.

In a separate agreement, currently being negotiated, a third party investor has agreed in principle to acquire during 2004, a certain equity interest in the Company valued at $82,500 payable over six months. As of February 26, 2004, a total of $32,500 has been received by the Company under this agreement. Upon completion, and approval by the NASD, the third party investor will control 60% of the issued and outstanding common stock.

On February 25, 2004, the Company paid a capital distribution of $8,000 to its parent.

Note 3 - Income Taxes

At December 31, 2003, the Company had a deferred tax asset of approximately $36,000, which has been fully reserved, and a net operating loss carryforward of approximately $94,000 expiring in 2017 and 2018.

Note 4 - Related Party Transactions

The Company has an agreement with its parent to share office space. Rent expense of $9,000 has been recorded under this agreement.

Note 5 - Net Capital Requirements

The Company is subject to the SEC's net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2003, the Company had net capital, as computed under the rule, of $7,661 which was $2,661 in excess of the required amount. The net capital ratio was 0%.

A copy of the Company's Statement of Financial Condition as at December 31, 2003, pursuant to the SEC rule 17a-5, is available for examination at the Company's main office and at the regional office of the SEC.